                Registration Number:  333-49917

    Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                   REIT PORTFOLIO SERIES 98

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                        AMENDMENT NO. 2

                              to
                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.  Exact name of Trust:

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,*
         REIT PORTFOLIO SERIES 98

     B.  Name of Depositor:

         DEAN WITTER REYNOLDS INC.

     C.  Complete address of Depositor's principal executive office:

         DEAN WITTER REYNOLDS INC.
         Two World Trade Center
         New York, New York  10048












--------------------

*    Formerly:  Dean Witter Select Equity Trust, Morgan Stanley
                Dean Witter REIT Portfolio Series 98-1

     D.  Name and complete address of agent for service:

         MR. MICHAEL D. BROWNE
         DEAN WITTER REYNOLDS INC.
         Unit Trust Department
         Two World Trade Center - 59th Floor
         New York, New York  10048

         Copy to:

         KENNETH W. ORCE, ESQ.
         CAHILL GORDON & REINDEL
         80 Pine Street
         New York, New York  10005

     E.  Total and amount of securities being registered:

         An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

         Indefinite

     G.  Amount of filing fee:

         N/A

     H.  Approximate date of proposed sale to public:

         AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
         REGISTRATION STATEMENT.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                   REIT PORTFOLIO SERIES 98

                     Cross Reference Sheet

            Pursuant to Rule 404(c) of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus
-----------                               ---------------------

     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                )  Front Cover
     (b)  Title of securities issued   )

2.   Name and address of Depositor     )  Table of Contents

3.   Name and address of Trustee       )  Table of Contents

4.   Name and address of principal     )  Table of Contents
     Underwriter                       )

5.   Organization of Trust             )  Introduction

6.   Execution and termination of      )  Introduction; Amendment
     Indenture                         )  and Termination of the
                                       )  Indenture

7.   Changes of name                   )  Included in Form
                                          N-8B-2

8.   Fiscal Year                       )  Included in Form
                                          N-8B-2

9.   Litigation                        )  *







--------------------

*     Not applicable, answer negative or not required.

     II.  GENERAL DESCRIPTION OF THE TRUST
             AND SECURITIES OF THE TRUST



10.  General Information regarding     )
     Trust's Securities and Rights     )
     of Holders                        )

     (a)  Type of Securities           )  Rights of Unit Holders
          (Registered or Bearer)       )

     (b)  Type of Securities           )  Administration of the
          (Cumulative or Distribu-     )  Trust - Distribution
          tive)                        )

     (c)  Rights of Holders as to      )  Redemption; Public Offer-
          withdrawal or redemption     )  ing of Units -Secondary
                                       )  Market

     (d)  Rights of Holders as to      )  Public Offering of Units
          conversion, transfer, par-   )  - Secondary Market; Ex-
          tial redemption and simi-    )  change Option; Redemp-
          lar matters                  )  tion; Rights of Unit
                                       )  Holders -Certificates
                                       )

     (e)  Lapses or defaults with      )  *
          respect to periodic pay-     )
          ment plan certificates       )

     (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
          rities under the Indenture   )  Certain Limitations;
                                       )  Amendment and Termination
                                       )  of the Indenture

     (g)  Notice to Holders as to      )
          change in:                   )

          (1)  Composition of assets   )  Administration of the
               of Trust                )  Trust - Reports to Unit
                                       )  Holders; The Trust - Sum-
                                       )  mary Description of the
                                       )  Portfolios
          (2)  Terms and Conditions    )  Amendment and Termination
               of Trust's Securities   )  of the Indenture

--------------------

*     Not applicable, answer negative or not required.

          (3)  Provisions of Inden-    )  Amendment and Termination
               ture                    )  of the Indenture
          (4)  Identity of Depositor   )  Sponsor; Trustee
               and Trustee             )
                                       )
     (h)  Security Holders Consent     )
          required to change:

          (1)  Composition of assets   )  Amendment and Termination
               of Trust                )  of the Indenture
          (2)  Terms and conditions    )  Amendment and Termination
               of Trust's Securities   )  of the Indenture
          (3)  Provisions of Inden-    )  Amendment and Termination
               ture                    )  of the Indenture
          (4)  Identity of Depositor   )  *
               and Trustee             )

     (i)  Other principal features     )  Cover of Prospectus; Tax
          of the Trust's Securities    )  Status

11.  Type of securities comprising     )  The Trust - Summary De-
     units                             )  scription of the Portfo-
                                       )  lios; Objectives and Se-
                                       )  curities Selection; The
                                       )  Trust - Special Consid-
                                       )  erations

12.  Type of securities comprising     )  *
     periodic payment certificates     )

13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                       )  formation; Public Offer-
                                       )  ing of Units - Public Of-
                                       )  fering Price; - Profit of
                                       )  Sponsor;
                                       )  - Volume Discount; Ex-
                                       )  penses and Charges

     (b)  Certain information re-      )  *
          garding periodic payment     )
          certificates                 )






--------------------

*     Not applicable, answer negative or not required.

     (c)  Certain percentages          )  Summary of Essential In
                                       )  formation; Public Offer-
                                       )  ing of Units - Public Of-
                                       )  fering Price; - Profit of-
                                       )  Sponsor; - Volume Dis-
                                       )  count

     (d)  Price differentials          )  Public Offering of Units
                                       )  - Public Offering Price
                                       )

     (e)  Certain other loads, fees,   )  Rights of Unit Holders -
          expenses, etc. payable by    )  Certificates
          holders

     (f)  Certain profits receivable   )  Redemption - Purchase by
          by depositor, principal      )  the Sponsors of Units
          underwriters, trustee or     )  Tendered for Redemption
          affiliated persons           )

     (g)  Ratio of annual charges to   )  *
          income                       )

14.  Issuance of trust's securities    )  Introduction; Rights of
                                       )  Unit Holders - Certifi-
                                       )  cates

15.  Receipt and handling of pay-      )  Public Offering of Units
     ments from purchasers             )  - Profit of Sponsor
                                       )

16.  Acquisition and disposition of    )  Introduction; Amendment
     underlying securities             )  and Termination of the
                                       )  Indenture; Objectives and
                                       )  Securities Selection; The
                                       )  Trust - Summary Descrip-
                                       )  tion of the Portfolio;
                                       )  Sponsor - Responsibility
                                       )
                                       )

17.  Withdrawal or redemption          )  Redemption; Public Offer-
                                       )  ing of Units - Secondary
                                       )  Market



--------------------

*     Not applicable, answer negative or not required.

18.  (a)  Receipt and disposition of   )  Administration of the
          income                       )  Trust; Reinvestment Pro-
                                       )  grams

     (b)  Reinvestment of distribu-    )  Reinvestment Programs
          tions                        )

     (c)  Reserves or special fund     )  Administration of the
                                       )  Trust - Distribution

     (d)  Schedule of distribution     )  *

19.  Records, accounts and report      )  Administration of the
                                       )  Trust - Records and Ac-
                                       )  counts; - Reports to Unit
                                       )  Holders

20.  Certain miscellaneous provi-      )  Amendment and Termination
     sions of the trust agreement      )  of the Indenture; Sponsor
                                       )  - Limitation on Liability
                                       )  - Resignation; Trustee
                                       )  - Limitation on Liability
                                       )  - Resignation

21.  Loans to security holders         )  *

22.  Limitations on liability of de-   )  Sponsor, Trustee; Evalua-
     positor, trustee, custodian,      )  tor - Limitation on Li-
     etc.                              )  ability

23.  Bonding arrangements              )  Included on Form
                                       )  N-8B-2

24.  Other material provisions of      )  *
     the trust agreement               )

     III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor         )  Sponsor

26.  Fees received by Depositor        )  Expenses and Charges -
                                       )  fees; Public Offering of
                                       )  Units - Profit of Sponsor
                                       )


--------------------

*     Not applicable, answer negative or not required.

27.  Business of Depositor             )  Sponsor and Included in
                                       )  Form N-8B-2

28.  Certain information as to offi-   )  Included in Form
     cials and affiliated persons of   )  N-8B-2
     Depositor                         )

29.  Voting securities of Depositor    )  Included in Form
                                       )  N-8B-2

30.  Persons controlling Depositor     )  *

31.  Compensation of Officers and      )  *
     Directors of Depositor            )

32.  Compensation of Directors of      )  *
     Depositor                         )

33.  Compensation of employees of      )  *
     Depositor                         )

34.  Remuneration of other persons     )  *
     for certain services rendered     )
     to trust                          )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securi-   )  Public Offering of Units
     ties by states                    )  - Public Distribution

36.  Suspension of sales of trust's    )  *
     securities                        )

37.  Revocation of authority to dis-   )  *
     tribute                           )

38.  (a)  Method of distribution       )  Public Offering of Units
     (b)  Underwriting agreements      )
     (c)  Selling agreements           )

39.  (a)  Organization of principal    )  Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )



--------------------

*     Not applicable, answer negative or not required.

40.  Certain fees received by prin-    )  Public Offering of Units
     cipal underwriter                 )  - Profit of Sponsor
                                       )

41.  (a)  Business of principal un-    )  Sponsor
          derwriter                    )

     (b)  Branch offices of princi-    )  *
          pal underwriter              )

     (c)  Salesman of principal un-    )  *
          derwriter                    )

42.  Ownership of trust's securities   )  *
     by certain persons                )

43.  Certain brokerage commissions     )  *
     received by principal under-      )
     writer                            )

44.  (a)  Method of valuation          )  Public Offering of Units
     (b)  Schedule as to offering      )  *
          price                        )
     (c)  Variation in offering        )  Public Offering of Units
          certain persons              )  - Volume Discount; Ex-
                                       )  change Option


45.  Suspension of redemption rights   )  *

46.  (a)  Redemption valuation         )  Public Offering of Units
                                       )  - Secondary Market; Re-
                                       )  demption
     (b)  Schedule as to redemption    )  *
          price                        )

47.  Maintenance of position in un-    )  See items 10(d), 44 and
     derlying securities               )  46

     V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of    )  Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      )  Expenses and Charges

--------------------

*     Not applicable, answer negative or not required.

50.  Trustee's lien                    )  Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE
          OF HOLDERS OF SECURITIES

51.  (a)  Name and address of Insur-   )  *
          ance Company                 )
     (b)  Type of policies             )  *
     (c)  Type of risks insured and    )  *
          excluded                     )
     (d)  Coverage of policies         )  *
     (e)  Beneficiaries of policies    )  *
     (f)  Terms and manner of can-     )  *
          cellation                    )
     (g)  Method of determining pre-   )  *
          miums                        )
     (h)  Amount of aggregate premi-   )  *
          ums paid                     )
     (i)  Persons receiving any part   )  *
          of premiums                  )
     (j)  Other material provisions    )  *
          of the Trust relating to     )
          insurance                    )

     VII.  POLICY OF REGISTRANT

52.  (a)  Method of selecting and      )  Introduction; Objectives
          eliminating securities       )  and Securities Selection;
          from the Trust               )  The Trust - Summary De-
                                       )  scription of the Portfo-
                                       )  lio; Sponsor - Responsi-
                                       )  bility
     (b)  Elimination of securities    )  *
          from the Trust               )
     (c)  Substitution and elimina-    )  Introduction; Objectives
          tion of securities from      )  and Securities Selection;
          the Trust                    )  Sponsor - Responsibility
     (d)  Description of any funda-    )  *
          mental policy of the Trust   )

53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                       )  Status







--------------------

*     Not applicable, answer negative or not required.

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         )  *
     Trust's past ten fiscal years     )

55.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

56.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

57.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

58.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

59.  Financial statements              )  Statement of Financial
     (Instruction 1(c) to Form S-6)    )  Condition























--------------------

*     Not applicable, answer negative or not required.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

                  SUBJECT TO COMPLETION, DATED OCTOBER 2, 1998


PARTS A AND B OF THIS PROSPECTUS DO NOT CONTAIN ALL OF THE INFORMATION WITH RESPECT TO THE INVESTMENT COMPANY SET FORTH IN ITS REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


[LOGO] MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST



REIT Portfolio Series 98

-----------------------------------------------------------------------

(A Unit Investment Trust)
-----------------------------------------------------------------------------


The objectives of the Trust are current income and capital appreciation through an investment in a fixed portfolio of equity securities ("Securities") issued by publicly traded real estate investment trusts ("REITs"), over a period of approximately 2 years. The Trust is a fixed portfolio, consisting of the
Securities, and share weightings, as determined as of             , 1998. The
value of the Units of the Trust will fluctuate with the value of the portfolio of underlying Securities. UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE UNITS ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

              SPONSOR                                      TRUSTEE
-----------------------------------          -----------------------------------
     Dean Witter Reynolds Inc.                    The Chase Manhattan Bank
       2 World Trade Center                            270 Park Avenue
     New York, New York 10048                     New York, New York 10017


                       PROSPECTUS DATED OCTOBER   , 1998

                        SUMMARY OF ESSENTIAL INFORMATION


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST


                            REIT PORTFOLIO SERIES 98



                           AS OF OCTOBER   , 1998(1)



Aggregate Value of Securities in Trust(2).............................  $
Number of Units(3)....................................................
Fractional Undivided Interest in the Trust Represented by Each Unit...      1/     th
Public Offering Price Per 100 Units:
    Value of Securities in the Trust..................................  $
    Plus Value of Securities for organization costs(4)................
    Total Value of Securities.........................................
    Plus Sales Charge of 3.90% of Public Offering Price(5) (3.935% of
     the amount invested in Securities)...............................       (30.00)
    Less Deferred Sales Charge per 100 Units..........................
    Public Offering Price per 100 Units(6)............................  $
                                                                        -----------
                                                                        -----------
Sponsor's Repurchase Price per 100 Units and Redemption Price per 100
  Units (based on the value of the underlying Securities, $    less
  than the Public Offering Price per 100 Units)(7)....................  $



Evaluation Time...................................  Close of the market: 4:00 P.M. New York time.
Record Dates......................................  Monthly on the first day of each month beginning           ,
                                                    1998.
Distribution Dates................................  Monthly on the fifteenth day of each month beginning
                                                              , 1998.
Minimum Principal Distribution....................  No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units
                                                    outstanding.
In-Kind Distribution Date.........................  [         ], 2000
Liquidation Period................................  Not to exceed 30 business days after the In-kind
                                                    Distribution Date.(8)
Mandatory Termination Date........................  November [ ], 2000
Discretionary Liquidation Amount..................  The Indenture may be terminated by the Sponsor if the value of the Trust at any time is less than 40% of the market
                                                    value of the Securities deposited in the Trust.(3)
Trustee's Fee (including estimated expenses)(9)...  $  per 100 Units.
Organization Costs (estimated)(4).................  $  per 100 Units.
Sponsor's Portfolio Supervision Fee(9)............  Maximum of $0.25 per 100 Units.
Deferred Sales Charge Payment Date................  The last business day of each month for 12 months com-
                                                    mencing on February 26, 1999

Minimum Purchase: $1,000 ($250 for IRA's)

------------------------


(1) The Initial Date of Deposit. The Indenture was signed and the initial deposit of Securities with the Trustee was made on the Initial Date of Deposit.


(2) Based on the evaluation of the Securities as of 4:00 P.M. on October [ ], 1998.


(3) The number of Units will be increased as the Sponsor deposits additional Securities into the Trust. See "Introduction", in Part B.


(4) per 100 Units will be distributed to the Sponsor at the close of the initial offering period to reimburse the Sponsor for the payment of the organization costs. The organization costs including the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be borne by Unit Holders. Organizational expenses per Unit have been estimated based on a Trust with projected total assets of $ million. To the extent the assets of the Trust are less than such amount, the organizational expense per Unit may be greater than the estimate shown. The Securities are subject to the sales charge.


(5) The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($30.00 per 100 Units) from the aggregate sales charge (a maximum of 3.90% of the Public Offering Price); thus on the date of this Summary of
Essential Information, the Initial Sales Charge is $  per 100 Units or   % of
the Public Offering Price. The Initial Sales Charge paid by a Unit Holder may be more or less than $ per 100 Units because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Initial Sales Charge is reduced on a graduated basis on purchases of $50,000 or more (see "Public Offering of Units-- Volume Discount"). The Deferred Sales Charge is paid through reduction of Trust assets by $2.50 per 100 Units on each Deferred Sales Charge Payment Date through the sale of Securities on each such date or distribution of cash available in the Principal Account for such payment. On a repurchase, redemption or exchange of Units before the last Deferred Sales Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Program are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Program").


(6) This price is computed as of the Initial Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date.


(7) This price is computed as of the Initial Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. This price reflects deductions for remaining Deferred Sales Charge payments ($30.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.15 per 100 Units. Estimated organization costs will be reimbursed to the Sponsor at the close of the initial offering period.


(8) The final distribution will be made within 5 business days following the receipt of proceeds from the sale of all Portfolio Securities. (See:
"Administration of the Trust--Termination".)


(9) See: "Expenses and Charges" herein. The fee accrues daily and is payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition to the Trustee's fee, brokerage costs borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $1.00 per 100 Units.

                                     FEE TABLE


THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY 2 YEARS, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES AND EXPENSES (PERCENTAGES ARE BASED ON A $1,000 INVESTMENT IN 100 UNITS).



                                                                                  AMOUNT PER
                                                                                    $1,000
                                                                                  INVESTMENT
UNIT HOLDER TRANSACTION EXPENSES                                                 IN 100 UNITS
-----------------------------------------------------------------                -------------
Initial Sales Charge Imposed on Purchase.........................  0.90%(a)      $     9.00
Deferred Sales Charge per Year...................................  3.00%(b)           30.00
Maximum Sales Charge per Year....................................  3.90%         $
Maximum Sales Charge per Year on Reinvested Dividends............                $    20.00(c)
ORGANIZATION COSTS (d)...........................................                $



ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)(e)
  Trustee's Fee..................................................      %         $
  Portfolio Supervision, Bookkeeping and Administrative Fees.....  0.25%               0.25
  Other Operating Expenses.......................................    --                  --
                                                                   -----             ------
      Total......................................................      %         $
                                                                   -----             ------
                                                                   -----             ------


                                    EXAMPLE


                                                                  CUMULATIVE EXPENSES PAID FOR PERIOD
                                                              -------------------------------------------
                                                                            2           3           4
                                                              1 YEAR      YEARS       YEARS       YEARS
                                                              -------   ---------   ---------   ---------
An investor would pay the following expenses on a $1,000
 investment, assuming an estimated operating expense ratio
 and organization cost
 of    % and a 5% annual return on the investment
 throughout the periods.....................................  $         $           $           $

The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the Example, the Deferred Sales Charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. Because the reductions to the repurchase and cash redemption prices described in footnote 7 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and rate of return may be more or less than those assumed for purposes of the Example.

                              -------------------


(a) The Initial Sales Charge is actually the difference between 3.90% and the Deferred Sales Charge ($30.00 per 100 Units) and would exceed 3.90% if the Public Offering Price exceeds $1,000 per 100 Units.



(b) The actual fee is $2.50 per month per 100 Units, irrespective of purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If a Holder sells Units before all of these payments have been made, the balance of the Deferred Sales Charge will be paid from the sales proceeds. If the Unit purchase price exceeds $10 per Unit, the Deferred Sales Charge will be less than 3.0%; if the Unit purchase price is less than $10 per Unit, the Deferred Sales Charge will exceed 3.0%.



(c) Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment which may be more or less than 3.0% of the Public Offering Price at the time of reinvestment (see "Reinvestment Program").


(d) The cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be borne by Unit Holders. Organizational expenses per Unit have been estimated based on a Trust with projected total assets of $ million. To the extent the assets of the Trust are less than such amount, the organizational expense per Unit may be greater than the estimate shown.


(e) The estimates do not include the costs borne by Unit Holders of purchasing and selling Securities.



(f) Although the Trust has a term of approximately 2 years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are exchanged each 2 year period into a new trust subject only to the Deferred Sales Charge.

    THE TRUST--The Morgan Stanley Dean Witter Select Equity Trust, REIT Portfolio Series 98 (the "Trust") is a unit investment trust composed of a fixed portfolio of publicly-traded common stocks and/or common shares of beneficial interest issued by publicly traded REITs or contracts to purchase such stocks (the "Securities"). The objectives of the Trust are current income and capital appreciation by an investment in the Securities (selected as of October , 1998). There is no guarantee that the objectives of the Trust will be achieved. In this prospectus a reference to common stock shall include both common stock and common shares of beneficial interest issued by a REIT organized as a trust.



    On the Initial Date of Deposit and thereafter, the Sponsor may, under the Indenture and Agreement, deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash with instructions to purchase additional Securities in order to create Additional Units while maintaining to the extent practicable the proportionate relationship between the number of shares of each Security in the Portfolio.



    Unitholders may choose to hold their Units for any length of time up to approximately 2 years, depending upon the date of purchase, unless the Trust is terminated early.



    SPECIAL CHARACTERISTICS OF THE TRUST--SECURITIES SELECTION--The Securities of the Portfolio were selected by the Sponsor from the Morgan Stanley Dean Witter Global Equity Research ("MSDW Research") REIT stock universe of Equity REITs utilizing a rule-based formula developed by the Sponsor which primarily reflects, among other things, the following criteria as of October , 1998: (a) eliminate stocks that do not pay a dividend; (b) current stock rating must be either Strong Buy, Outperform or Neutral; (c) the annual dividend payment is not more than a predetermined percentage of the current estimate for Funds From Operations ("FFO"); (d) stock has a positive trend for FFO; and (e) at least five asset classes (i.e., office, apartments, hotels, etc.) of REIT stocks must be represented in the Portfolio. The remaining stocks are then ranked from highest to lowest dividend yield and the top 30 dividend yielding stocks comprise the Portfolio. The Portfolio is generally equally-weighted, although there may be certain variations based on market factors, including average daily trading volume. See the "Schedule of Portfolio Securities" for specific share weighting of each Security in the Portfolio as of the Initial Date of Deposit. There is no guarantee that the above criteria will meet the objectives of the Trust.



    MSDW Research presently rates stocks in the order of highest rating category to the lowest as follows: Strong Buy, Outperform, Neutral and Underperform. The Securities selected for the Portfolio were rated either Strong Buy, Outperform or Neutral on the Initial Date of Deposit. The MSDW Global Equity Research Group of Morgan Stanley & Co. Incorporated is an affiliate of the Sponsor.



    For additional characteristics of the Trust see Part B.


RISK FACTORS--SPECIAL CONSIDERATIONS--An investment in Units of the Trust should be made with an understanding of the following risks:


    Investors should note that the above criteria were applied to the Securities
selected for inclusion in the Trust Portfolio as of          [ ], 1998.
Assigning research ratings to individual stocks is an ongoing process, which results in changes to ratings as deemed appropriate in the opinion of the research analysts. Thus, ratings can change at any time, and can be expected to change during the life of the Trust. Also, research ratings are made without taking into account any particular investor, portfolio or time horizon. Ratings do not reflect any specified "allocations" of companies, by industry or sector.



    The portfolio of the Trust is an unmanaged fixed portfolio. The Securities listed in the Schedules of Portfolio Securities are expected to be held for the life of the Trust, regardless of any changes in yields or ratings. Subsequent to
         [ ], 1998; (i) any of the Securities may no longer meet the criteria for initial inclusion in the Trust and may not be among the highest yielding

REIT stocks rated Strong Buy, Outperform or Neutral by MSDW Global Equity Research; and the ratings of any of the Securities may be downgraded or removed by MSDW Research (and any ratings assigned to the Securities by any other firm may be downgraded or removed by such firms), which may have an adverse effect on such Securities. Nevertheless, none of these events will cause the removal of any Securities from the Trust's fixed portfolio.



    The Sponsor expects to, on and subsequent to the Initial Date of Deposit, deposit additional Securities which reflect the Portfolio as of the Initial Date of Deposit, subject to permitted adjustments, and/or contracts to purchase additional Securities together with a letter of credit and/or cash with instructions to purchase additional Securities and sell such additional Units created. The creation, offer and sale of additional Units and the offer and sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time, even if a Security were rated "underperform" by MSDW Global Equity Research at such time and even if the MSDW REIT Research analysts no longer cover the REIT issuer.



    The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities and securities issued by REITs in general and the Securities in particular. The value of REITs may be particularly adversely affected in the event of rising interest rates. The Securities' dividends may be lowered or stopped at any time. Therefore, there can be no assurance that the Trust's objectives will be achieved. The Securities, and hence the Units, may be unsuitable for investors depending on their specific investment objectives and financial position. The Trust is not appropriate for investors seeking capital preservation. Past performance is not a guarantee of future results. The price of, and income from, the Securities and, therefore, the Units may rise or fall. A Unit Holder's Units, when redeemed or sold, may be worth more or less than their original cost.


    REIT RISK FACTORS--REITs generally have interests in income-producing real estate. There are two principal types of REITs: those which hold primarily real estate and benefit from the underlying net rental income generated from the properties ("Equity REITs") and those which hold primarily mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans ("Mortgage REITs"). A third type combines the investment strategies of the Equity REITs and the Mortgage REITs ("Hybrid REITs"). Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. The objective of an Equity REIT, which all of the Trust's Securities consist of, is to purchase income-producing real estate properties in order to generate cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel, parking facilities, apartment buildings and health care facilities. To qualify for special tax treatment under the federal income tax law, a REIT must conform to certain requirements of the Internal Revenue Code of 1986, as amended (the "Code").



    Many factors can have an adverse impact on the performance of a particular REIT, its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. Fundamentally, the success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all have a negative impact on REITs. Currently, many REITs are finding it more difficult to acquire property, and this may negatively affect future earnings, and, hence, share prices.


    Risks associated with the direct ownership of real estate include, among other factors, general and local economic conditions, decline in real estate values, the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, changes in government regulations, faulty construction, changes in neighborhood values, and the unavailability of construction financing or mortgage loans at rates acceptable to developers. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular.

    Investors should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical and, to the extent the Trust acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of the Trust. The recent increased demand for certain types of real estate may have inflated the value of real estate thereby increasing the risk of a substantial decline in the value of such real estate and increasing the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.


    Because of their structure, and legal requirement that they distribute at least 95% of their taxable income to shareholders annually, REITs are companies that require frequent amounts of new funding, both through debt financings (borrowings) and equity financings (stock issuances). Thus, REITs have had a history of frequently issuing substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have had an adverse effect on REIT equity share market prices, and both existing and new share issuances may have such an effect on such prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.



    Within the past year, several unit investment trusts (UIT's) acquired significant amounts of REIT shares through underwriting arrangements between the REIT issuers and the sponsors of the UITs. Such UITs are scheduled to terminate within the next 2-4 years, which may result in the sale of substantial quantities of shares of individual REIT shares in the open market. Such sales may adversely affect the value of the Securities in the Trust and, when the Trust sells Securities, may reduce the sales proceeds received by the Trust.



    The Sponsor is unable to predict the extent to which REIT issuers, in general, and the REIT issuers in the Trust, will issue new equity shares (or equivalents) in the future. Any such new issuances and transactions could have a negative effect on REIT equity share prices, including those shares held by the Trust.


    Certain REITs in the Trust may be structured as UPREITs. This form of REIT owns an interest in a partnership that owns real estate, which can result in a potential conflict of interest between shareholders of the REIT who may want to sell an asset and other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid a taxable event to the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since "no sell" agreements are often undisclosed, the Sponsor is unable to state whether any of the REITs in the Trust have entered into this kind of arrangement.

    REIT Taxation. Each of the REITs in which the Trust invests will generally state its intention to operate in such manner as to qualify for taxation as a "real estate investment trust" under the Code, although, of course, no assurance can be given that each REIT will at all times so qualify. So long as an issuer qualifies as a REIT, it will, in general, be subject to Federal income tax only on income that is not distributed to stockholders. In order to qualify as a REIT for any taxable year, a REIT must, among other things, hold at least 75% of its assets in real estate, cash items and government securities; derive at least 75% of its gross income from rent from real property and interest on mortgages; derive at least 95% of its gross income from sources that satisfy the 75% gross income test described in the preceding clause, plus dividends, interest and gain from the sale or disposition of certain stock or securities; and distribute to its stockholders annually an amount at least equal to 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction). Failure to qualify for taxation as a REIT in any taxable year will subject an issuer to tax on its taxable income at regular corporate rates and certain other taxes. Distributions to stockholders in any year in which an issuer fails to qualify as a REIT will not be deductible by the issuer. Unless entitled to relief under specific statutory provisions, the issuer would not qualify for taxation as a REIT for the next four taxable years after failing to qualify in any year. Each

REIT may also be subject to state, local or other taxation in various state, local or other jurisdictions. A change in the tax laws or regulations relating to REIT's may adversely affect the value of the Securities. The Administration recently issued a budget proposal which contained provisions which, if enacted, may adversely affect REITs. Such proposals include new limits on the ownership by REITs of stock in other entities, new limits on ownership of a REIT and limits on the ability of certain REITs to acquire additional properties.

    LEGISLATIVE RISK--At any time there may exist proposals by lawmakers to pass legislation that could adversely affect REIT's including proposals relating to environmental, fire, safety and tax laws and regulations. The Sponsor cannot predict whether new laws that affect REITS will be enacted.

    For additional REIT related risks see "Part B--Risk Factors--Special Considerations".


    GENERAL RISKS OF EQUITY INVESTING--There are risks inherent in an investment in common stocks, such as the Trust's Securities. The value of such stock will fluctuate. Thus, the value of Units will fluctuate.



    Common stock risks include risks associated with the limited rights of holders of common stock to receive payments from issuers of such stock; such rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. Equity markets have been at historically high levels and no assurance can be given that these levels will continue. There are certain risks of price volatility associated with investment in common stocks, including REIT stocks. Your risk is increased because your capital is concentrated in stocks from one industry. The value of the common stock in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on a date of deposit. The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio both in terms of the number of issuers and the concentration in issues from one industry.



    The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly affect the ability of an issuer to pay dividends. The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations.



    In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. In addition, the brokerage fees incurred in purchasing Securities with such deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with such deposited cash would experience dilution as a result of any such brokerage fees.



    DISTRIBUTION--The Trustee will distribute any dividends (net of Trust expenses) and any proceeds from the disposition of Securities not used for redemption of Units received by the Trust on the monthly Distribution Dates to holders of record on the Record Date immediately preceeding each monthly Distribution Date. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable or Unit Holders can elect to reinvest their distributions automatically in units of a New Series (as defined below), if offered by the Sponsor, which units acquired through reinvestment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination"). The sale of Securities in the Trust during the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder. (See: "Administration of the Trust--Distribution".)

    The Sponsor anticipates that, based upon the last dividends actually paid by the companies listed in the "Schedule of Portfolio Securities", dividends from the Securities will be sufficient to (i) pay expenses of the Trust and (ii) after such payment, to make distributions to Unit Holders as described herein. (See: "Expenses and Charges" and "Administration of the Trust-- Distribution".)


    PUBLIC OFFERING PRICE--The Public Offering Price per 100 Units is computed on the basis of the aggregate value of the underlying Securities next computed after receipt of a purchase order plus cash on hand in the Trust, divided by the number of Units outstanding times 100, plus a sales charge of 3.935% of such evaluation per 100 Units (the amount invested in Securities); this results in a sales charge of 3.90% of the Public Offering Price. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See "Public Offering of Units--Public Offering Price".) The total sales charge consists of an Initial Sales Charge and a Deferred Sales Charge, the total of which equals 3.90% of the Public Offering Price or 3.935% of the amount invested in Securities. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($30.00 per 100 Units) from the aggregate sales charge; thus, on the date of the Summary of Essential Information, the Initial Sales
Charge is $  per 100 Units or   % of the Public Offering Price. The Initial
Sales Charge paid by a Unit Holder may be more or less than $ per 100 Units because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Initial Sales Charge will vary with changes in the aggregate sales charge and is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The Initial sales charge will be reduced on a graduated basis on purchases of $50,000 or more.



    Unit Holders acquiring Units in future series, if any, through an exchange or rollover of units of a previous series of the Trust will acquire such Units subject only to the Deferred Sales Charge. The Deferred Sales Charge is paid through reduction of Trust assets by $2.50 per 100 Units monthly on each Deferred Sales Charge Payment Date commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information through the sale of Securities on each such date or distribution of cash available for such payment. Units purchased pursuant to the Reinvestment Program are subject only to deductions remaining of the Deferred Sales Charge (see "Reinvestment Program"). If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Payment Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge.



    MARKET FOR UNITS--The Sponsor, though not obligated to do so, intends to maintain a market for the Units. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. (See: "Redemption".) Market conditions may cause such prices to be greater or less than the amount paid for Units. The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. Investors should note that the Deferred Sales Charge of $2.50 per 100 Units will be deducted from Trust assets on the last business day of each of the eight months commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information, and to the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of repurchase or redemption of the Units, the remainder will be deducted from the proceeds of sale or redemption or in calculating an in-kind redemption.



    TERMINATION--The Trust will terminate approximately 2 years after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate. Unit Holders may elect to receive shares in-kind. Prior to termination of the Trust, the Trustee will begin to sell the Securities held in the Trust over a period not to exceed 30 consecutive business days (the "Liquidation Period"). Monies held upon such sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about November [ ], 2000 and will be of benefit to the Trustee during such period. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.


    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described herein, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of such Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. In order to mitigate potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period. The Sponsor can give no assurance, however, that such procedures will mitigate negative price consequences or provide a better price for such Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than the Discretionary Liquidation Amount set forth under "Administration of the Trust--Termination."


    PORTFOLIO CHARACTERISTICS--A review of the Trust's Securities as of the Initial Date of Deposit indicates that all are Equity REITs and can be characterized as being within the following asset classes as set forth below:



                                                                                                   APPROXIMATE
                                                                                                    PERCENTAGE
                                                                                               OF AGGREGATE MARKET
ASSET CLASS                                                                     PORTFOLIO NO.     VALUE OF TRUST
------------------------------------------------------------------------------  -------------  --------------------
Office........................................................................
Apartment/Multifamily.........................................................
Regional Mall.................................................................
Shopping Center...............................................................
Industrial....................................................................
Hotel.........................................................................
Self storage..................................................................

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
REIT PORTFOLIO SERIES 98



    We have audited the accompanying statement of financial condition and schedule of portfolio securities of the Dean Witter Select Equity Trust Morgan Stanley Dean Witter REIT Portfolio Series 98 as of October , 1998. These financial statements are the responsibility of the Trustee. (See note (f) to the Statement of Financial Condition). Our responsibility is to express an opinion on these financial statements based on our audit.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit and contracts for the purchase of securities, as shown in the statement of financial condition and schedule of portfolio securities as of October , 1998, by correspondence with The Chase Manhattan Bank, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the statement of financial condition and schedule of portfolio securities referred to above present fairly, in all material respects, the financial position of the Morgan Stanley Dean Witter Select Equity Trust REIT Portfolio Series 98 as of October , 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
October  , 1998
New York, New York

                        STATEMENT OF FINANCIAL CONDITION


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST


                            REIT PORTFOLIO SERIES 98

                 INITIAL DATE OF DEPOSIT,               , 1998


TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $
                                                              -----------
      Total.................................................  $
                                                              -----------
                                                              -----------
LIABILITY AND INTEREST OF UNIT HOLDERS
    Liability--
      Payment of deferred portion of sales charge (c).......  $
      Reimbursement to Sponsor for organization costs (b)...
                                                              -----------
      Subtotal..............................................
                                                              -----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................  $
      Less: Gross underwriting commissions (e)..............
      Less: Organization Costs (b)
                                                              -----------
    Net amount applicable to investors......................  $
                                                              -----------
      Total.................................................  $
                                                              -----------
                                                              -----------

------------------------
(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" as of the Initial
    Date of Deposit. An irrevocable letter of credit drawn on [           ] in
    the amount of $300,000.00 has been deposited with the Trustee.


(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organizational costs per unit have been estimated based on a Trust with projected total assets of $ million. To the extent the assets of the Trust are less than $ million, the organizational costs may be less although the per Unit amount may increase. To the extent the assets of the Trust are more, the organizational costs may be higher, although the per Unit amount may decrease.



(c) Represents the aggregate amount of mandatory distributions of $2.50 per 100 Units per month payable on the last business day of each month from February 26, 1999 through January 31, 2000. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to
              , the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date.



(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price".



(e) The aggregate sales charge of 3.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price.



(f) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Trustee determines the price for each underlying Security included in the Trust's Schedule of Portfolio Securities on the basis set forth in "Public Offering of Units--Public Offering Price". Under the Securities Act of 1933, as amended (the "Act"), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.

                        SCHEDULE OF PORTFOLIO SECURITIES

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                            REIT PORTFOLIO SERIES 98
                  ON INITIAL DATE OF DEPOSIT, OCTOBER   , 1998


                                                     CURRENT
                                                     ANNUAL                                 PERCENTAGE
                                                    DIVIDEND                               OF AGGREGATE
                                                       PER      DIVIDEND     NUMBER OF     MARKET VALUE   PRICE PER SHARE
   NO.      NAME OF ISSUER                          SHARE (1)     YIELD        SHARES        OF TRUST        TO TRUST
---------   --------------------------------------  ---------   ---------   ------------   ------------   ---------------

               COST OF
             SECURITIES
   NO.     TO TRUST (2)(3)
---------  ---------------



(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.



(2) All Securities are represented entirely by contracts to purchase entered into on October [ ], 1998. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the exchange where the Security is listed, or on the asked price if not listed on an exchange, on October [ ], 1998. The aggregate purchase price to the Sponsor for the Securities
    deposited in the Trust is $        .



(3) The Sponsor had no a [profit/loss] on the Initial Date of Deposit of $_____
    .

    The Sponsor or affiliates thereof may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of, the above issuers during the last three years. The Sponsor or affiliates may serve as specialists in the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options relating thereto. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or option relating thereto.

                               PROSPECTUS PART B

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST


                                  INTRODUCTION


    This series of the Morgan Stanley Dean Witter Select Equity Trust (the "Trust") was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Indenture") and a related Reference Trust Agreement (the "Agreement") (collectively, the "Indenture and Agreement")*, between Dean Witter Reynolds Inc. (the "Sponsor") and The Chase Manhattan Bank (the "Trustee"). The Sponsor is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. (See: "Sponsor".) The objectives of the Trust are current income and capital appreciation through investment in a fixed portfolio of Securities (the "Portfolio") of publicly-traded common stock. There is no assurance that the objectives will be met because dividends may be lowered or curtailed and the Securities may appreciate or depreciate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular.



    On the date of creation of the Trust (the "Initial Date of Deposit"), the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such securities (collectively, the "Securities") at prices equal to the market value of such Securities as determined by the Trustee as of the Initial Date of Deposit and/or cash with instructions to the Trustee to purchase such Securities. (See: "Schedule of Portfolio Securities".) The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Agreement. The Trustee then immediately recorded the Sponsor as owner of the units (the "Units") comprising the entire ownership of the Trust.


    Through this prospectus (the "Prospectus"), the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities (the "Redemption Value") if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.


    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. The original proportionate relationships on the Initial Date of Deposit are set forth in "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. (See: "Administration of the Trust--Portfolio Supervision".) The Sponsor is permitted under the Indenture and Agreement to deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash with instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities identical to those already in the Trust and will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Trust. Investors should be aware that the Trust may not be able to buy each Security at the same time because of availability of the Security, any restrictions applicable to the Trust

------------------------

* Reference is hereby made to said Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Indenture and Agreement.

relating to the purchase of the Security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.


    Any cash deposited with instructions to purchase Securities may be held in an interest bearing account by the Trustee. Any interest earned on such cash will be the property of the Trust. Any cash deposited with instruction to purchase Securities not used to purchase Securities and any interest not used to pay Trust expenses will be distributed to Unit Holders on the earlier of the first Distribution Date or 90 days after the Initial Date of Deposit. Additional Units may be continuously offered for sale to the public by means of this Prospectus. Subsequent to the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must exactly replicate the portfolio immediately prior to such deposit.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time by entering into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. Such trades will be entered into at an increased commission cost which will be borne by the Trust. (See "Summary of Essential Information"). The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities, because the actual volume of Securities to be purchased and the supply and price of such Securities is not known.

    Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor who agrees to this will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first, except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Thereafter, if any Units are redeemed, the amount of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will be increased. However, if Additional Units are issued by the Trust, the aggregate value of the Securities in the Trust will be increased by amounts allocable to such Additional Units and the fractional undivided interest in the balance will be decreased. In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture and Agreement.

                                   THE TRUST

OBJECTIVE AND SECURITIES SELECTION


    The objectives of the Trust are current income and capital appreciation through an investment in a fixed diversified portfolio of Securities chosen in the manner described in the "Summary of Essential Information" in Part A herein. There is, of course, no guarantee that the Trust's objectives will be achieved. The Trust has an expected life of approximately 2 years.



    The Trust consists of such of the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and any additional Securities and/or contributed cash acquired and held by the Trust pursuant to the provisions of the Indenture together with undistributed income therefrom and undistributed cash realized from the disposition of Securities (See: "Administration of the Trust"). Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder fail and no substitute Security be acquired, the Sponsor shall cause to be refunded the sales charge relating to such Security, plus the portion of the cost of the failed contract listed under "Schedule of Portfolio Securities".


    Because certain Securities from time to time may be sold or their percentage reduced under certain circumstances described herein, and because additional Securities are expected to be deposited into the Trust from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. (See: "Administration of the Trust--Portfolio Supervision".)

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to improve the Trust's net asset value, and further, the Trust's Securities may be disposed of only under limited circumstances. (See: "Administration of the Trust--Portfolio Supervision".)

    There is no assurance that any dividends will be declared or paid in the future on the Securities initially deposited or to be deposited subsequently in the Trust.


    The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities is no longer rated Strong Buy, Outperform or Neutral by MSDW Global Equity Research on the date of deposit of the additional Securities or sale of the Units.


SUMMARY DESCRIPTION OF THE PORTFOLIO

    As used herein, the term "Common Stocks" refers to the common stocks and common shares of beneficial interest (or contracts to purchase such common stocks and common interests) (any such contracts to purchase common stocks to be accompanied by an irrevocable letter of credit sufficient to perform such contracts), initially deposited in the Trust and described under "Schedule of Portfolio Securities". The term "Securities" includes any additional common stock or contracts to purchase additional common stock together with the corresponding irrevocable letter of credit, subsequently acquired by the Trust pursuant to the Indenture and Agreement.


    The Portfolio is comprised of REITs that the Sponsor believes offer an opportunity for current income and capital appreciation during the life of the Trust. Investors should carefully review the Portfolio and the objectives of the Trust and consider their ability to assume the risks involved before investing in the Trust.


    REITs are structured as either corporations or business trusts. REITs will not be subject to corporate income taxes provided the REIT satisfies the applicable requirements of the Internal Revenue Code. The major tests for the tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least

100 shareholders, (iv) during the last half of each taxable year have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income (without regard to any net capital gains) to its shareholders each year.

    The Securities deposited in the Trust on the Initial Date of Deposit consist entirely of interests in REITs as set forth in Part A. There are two principal types of REITs: Equity REITs which typically hold primarily real estate and benefit from the underlying net rental income generated from the properties, and Mortgage REITs, which typically hold primarily mortgages which are secured by real estate assets and benefit predominantly from the difference between the interest income on the mortgage loans and the interest expense on the capital used to finance the loans. A third type, Hybrid REITs, combines the investment strategies of the Equity REITs and the Mortgage REITs.

    In addition to being classified according to investment type, REITS may be categorized further in terms of their specialization by property type (e.g., retail, multifamily, industrial, office, etc.,) or geographic focus (nationwide, regional or metropolitan area). Additional stratification is then possible within certain product types (e.g., factory outlets, community centers, and regional malls are all categories within the retail sector).

RISK FACTORS--SPECIAL CONSIDERATIONS

    Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the real estate industry, market conditions and values of common stocks generally, and other factors. The Trust is not appropriate for investors requiring conservation of capital.


    The buying and selling of the Securities on behalf of the Trust to create Units or to satisfy redemptions of Units may affect the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the REITs comprising the Portfolio. Such buying activity in the stock of these REITs prior to the purchase of the Securities by the Trust may cause the Trust to purchase the REITs at a higher price than those buyers who purchase REIT shares prior to the purchases by the Trust.


    A substantial amount of the shares of a REIT may be owned by the Trust and/or other unit investment trusts. The sale proceeds of Securities during the life of the Trust and particularly at the termination of the Trust may be adversely affected as a result of the disposition of REIT shares by such other unit investment trusts.

    Since the Trust will consist entirely of shares issued by REITs, a domestic corporation or business trust which invests primarily in income producing real estate or real estate related loans or mortgages, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate (in addition to securities markets risks) because of its policy of concentration in the securities of companies in the real estate industry. These include declines in the value of real estate, illiquidity of real property investments, risks related to general and local economic conditions, dependency on management skill, heavy cash flow dependency, possible lack of availability of mortgage funds, excessive levels of debt or overleveraged financial structure, overbuilding, extended vacancies of properties, increase in competition, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, economic or regulatory impediments to raising rents, changes in neighborhood values and the appeal of properties to tenants and changes in interest rates. In addition to these risks, Equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

    Real estate investment trusts are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs may be self-managed or managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Since the Trust will consist entirely of shares issued by REITs, an investment in the Trust will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks) and will involve more risk than a portfolio of common stocks that is not concentrated in a particular industry or group of industries.* The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Unit Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

    A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, I.E., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

    UNINSURED LOSSES. The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable costs and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by REITs might not be adequate to restore its economic position with respect to such property.

------------------------
* A Trust is considered to be "concentrated" in a particular industry when the Securities in that industry constitute 25% or more of the total asset value of the portfolio.

    ENVIRONMENTAL LIABILITY. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs shares are held in the Trust.

    AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In the event that any of the REITs in the Trust invest in or hold mortgages in real estate properties subject to the ADA, a determinaton that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the Trust were required to make modifications to comply with the ADA, the REIT's ability to make expected distributions to the Trust could be adversely affected, thus adversely affecting the ability of the Trust to make distributions to Unit Holders.

    PROPERTY TAXES. Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the Trust may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in real estate taxes may adversely affect the value of the Securities.

    See "Part A--REIT Risk Factors" for additional risks relating to REITs.

    An investment in Units of the Trust should be made with an understanding of the risks which an investment in publicly-traded common stock may entail, including the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. The Trust will be terminated and liquidated no later than the Mandatory Termination Date set forth in the "Summary of Essential Information".


    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.50 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor. As Securities are sold to pay the Deferred Sales Charge a Unit Holder's assets will be reduced and income per Unit may be reduced.


    The value of the underlying Securities, and therefore the value of Units, will fluctuate, and can decline, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including the risk that the financial condition of one or more of the issuers of the Securities may worsen or the general condition of the common stock market may weaken. In such case, the value of the Portfolio Securities and hence the value of Units may decline.


    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Such perceptions are based upon varying reactions to such factors as expectations regarding domestic and foreign economic, monetary and fiscal policies, inflation and interest rates, currency exchange rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. THE TRUST HOLDS STOCKS THAT MAY BE SUBJECT TO ABOVE-AVERAGE PRICE VOLATILITY. THEREFORE THERE CAN BE NO ASSURANCE THAT THE TRUST WILL BE EFFECTIVE IN ACHIEVING ITS OBJECTIVE OVER ITS LIFE OR THAT FUTURE PORTFOLIOS SELECTED USING THE SAME METHODOLOGY AS THE TRUST, IF ANY, WILL MEET THEIR OBJECTIVES. THE TRUST IS NOT DESIGNED TO BE A COMPLETE INVESTMENT PROGRAM.

    There are certain payment risks involved in owning common stocks, including risks arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks that are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not ordinarily participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities (as compared with both preferred and common stock) and preferred stock (as compared with common stock) will create prior claims for payment of principal and interest (in the case of debt securities) and dividends and liquidation preferences (in the case of preferred stock) which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity date and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period. The value of the Securities in the Portfolio thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (see "Administration of the Trust--Portfolio Supervision"). However, Securities will not be disposed of solely as a result of normal fluctuations in market value.


YEAR 2000 PROBLEM



    Like other investment companies, financial and business organizations and individuals around the world, the Trust depends on the smooth functioning of computer systems. The Trust could be adversely affected if computer systems, such as those used by the Sponsor or Trustee, do not properly process and calculate date-related information and data concerning dates on or after January 1, 2000. Many computer systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the handling of securities trades, pricing, and Trust services, among other things. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust, and interaction with other non-complying computer systems may have an adverse effect on the Trust.



    The Year 2000 Problem is expected to affect business entities, which may include issuers of the Trust's Securities, to varying extent and based upon a number of factors, including, but not limited to, industry sector and level of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.


LIQUIDITY


    Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.


DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A hereto. (See: "Summary of Essential Information".) The distributions will be an amount equal to such Unit Holder's pro rata portion of the amount of dividend income received by the Trust and proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any (less the Trustee's fees, Sponsor's portfolio supervision fees and expenses). Distributions for the account of beneficial owners of Units registered in "street name" and held by the Sponsor will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever required for regulatory or tax purposes or if otherwise directed by the Sponsor, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates declared by the Trustee.

                            TAX STATUS OF THE TRUST

In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

        The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.


        Each Unit Holder will be considered the owner of a pro rata portion of each asset in the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code"). The total tax cost of each Unit purchased solely for cash will equal the cost of Units (including any Initial Sales Charge). A Unit Holder should determine the tax cost for each asset represented by the Holder's Units purchased solely for cash by allocating the total cost for such Units (including any Initial Sales Charge) among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.



        The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, Unit Holders should not increase the total cost for their Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.



        A Unit Holder will be considered to have received all of the dividends paid on the Holder's pro rata portion of each Security when such dividends are received by the Trust including the portion of such dividend used to pay ongoing expenses.

    An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for the Holder's pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of the Holder's adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.


        Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to the Holder's agent) of such Holder's PRO RATA share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Securities so distributed will be equal to the Holder's basis for the same Securities (previously represented by the Holder's Units) prior to such distribution and the holding period for such Securities will include the period during which the Unit Holder held the Units. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Unit Holder disposes of such Securities in a taxable transfer.

        Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit Holders.


        If the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security exceed a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a taxable gain to the extent of such excess. Conversely, if the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security are less than a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a loss for tax purposes to the extent of such difference except that upon reinvestment of proceeds in a New Series in connection with an exchange or non In-Kind Rollover the Internal Revenue Service may seek to disallow such loss to the extent that the underlying securities in each trust are substantially identical and the purchase of units of the New Series take place less than thirty-one days after the sale of the underlying Security. Under the Code, capital gain of individuals, estates and trusts from Securities held for more than 1 year is subject to a maximum nominal tax rate of 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The maximum lower capital gain rate of 20% will be unavailable with respect to those Securities which have been held for less than a year and a day at the time of sale (including sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units).


    The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to "real estate investment trusts" under the Code. A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least
85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs.


    Distributions made to shareholders out of a REIT's current or accumulated earnings and profits generally will be taxed to shareholders as ordinary dividend income, except that, subject to the discussion below regarding tax rates for unrecaptured section 1250 gain, distributions of net capital gain designated by the REIT as capital gain dividends will be taxed to shareholders as long-term capital gain (to the extent they do not exceed the REIT's actual net capital gain for the taxable year) without regard to the period for which the REIT shares have been held. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the tax basis of the shareholder's shares with respect to which the distribution is made. To the extent that distributions exceed such basis, they will be taxed in the same manner as gain from the sale of those shares.



    A REIT is permitted under the Code to elect to retain and pay income tax on its net capital gain for any taxable year. Under the Taxpayer Relief Act of 1997 (the "1997 Act"), however, for taxable years beginning after December 31, 1997, if the REIT so elects, a shareholder must include in income such shareholder's proportionate share of the REIT's undistributed net capital gain for the taxable year, and will be deemed to have paid such shareholder's proportionate share of the income tax paid by the REIT with respect to such undistributed net capital gain. Such tax would be credited against the shareholder's tax liability and subject to normal refund procedures. In addition, each shareholder's basis in such shareholder's shares would be increased by the amount of undistributed net capital gain (less the tax paid by the REIT) included in the shareholder's income.


    The 1997 Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of certain real estate assets. The 1997 Act allows the Internal Revenue Service to prescribe regulations on how the 1997 Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs. To date regulations have not yet been promulgated. However, in Notice 97-64, issued on November 10, 1997, the Internal Revenue Service indicated that such regulations will provide that whether capital gain dividends are taxed at the 25% or 20% rate will be determined by reference to the REIT's holding period in the property that generates the gain and the amount of unrecaptured straight-line depreciation attributable to such property.


    Each Unit Holder should consult his, her or its tax advisor with respect to the application of the above general information to his, her or its own personal situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

    A qualified retirement plan provides employee retirement benefits and is funded in whole or in part by contributions from the employer (including contributions by a self-employed individual, in which case the plan is sometimes called a Keogh plan). The employer contributions are, within limits, deductible in determining the taxable income of the contributing employer for Federal income tax purposes. Income received by the plan is not taxed when received by it (nor are plan losses deductible), but distributions from the plan are generally included in ordinary income of the distributee upon receipt. A lump sum payout of the entire amount held in such a plan can, however, be eligible for 5 or 10 year averaging.

    An individual retirement account (an "IRA") is similar to a qualified retirement plan but contributions to an IRA up to $2,000 per year are generally made by an individual from earned income, rather than by an employer. (Additional contributions of up to $2,000 may also be made to an IRA of an individual's spouse provided that the combined income of the individual and his or her spouse is sufficient.) An individual is permitted to contribute to an IRA even though he or she is also covered by a qualified retirement plan; but, in the case of higher-income individuals who are active participants in a qualified retirement plan, IRA contributions are neither currently deductible nor taxed when paid out by the IRA (although income earned in the IRA is taxed as ordinary income when distributed). The IRA beneficiary must not have attained age 70 1/2 by the close of the taxable year for which an IRA contribution is made; and 5 and 10 year averaging is not allowable for IRA distributions. Small employers can establish so-called SIMPLE IRA plans allowing annual pre-tax contributions by an employee to an IRA of up to $6,000 (subject to cost-of-living adjustments) and requiring a minimum level of employer contributions. Two new types of IRAs have been created by recent legislation effective beginning in 1998: Roth IRAs and education IRAs. Contributions to Roth IRAs and education IRAs are not deductible, but distributions of the income of the IRA can be received tax-free if the applicable requirements are met (however, such income would be taxed upon distribution if such requirements are not met). Distributions from a Roth IRA are tax-free if made after satisfaction of a 5-year holding period and (i) on or after attainment of age 59 1/2, (ii) upon death or disability, or (iii) to buy or construct a first home as a principal residence for the individual, his spouse or any child, grandchild or ancestor (up to $10,000). Distributions from an education IRA are tax-free to the extent not in excess of the beneficiary's qualified higher education expenses for the applicable year. (Distributions of the non-deductible contributions themselves would in any event not be taxed.) Contributions to Roth IRAs are limited to $2,000 per year (reduced by contributions to other IRAs); contributions to education IRAs are limited to $500 per year for each beneficiary under age 18. Higher-income individuals cannot establish Roth IRAs or education IRAs.

    Distributions from qualified retirement plans must begin in minimum amounts no later than the April 1 following the calendar year in which the employee attains age 70 1/2 (or in the case of a person other than a 5% owner, April 1 following the calendar year in which the employee retires, if later) or within 5 years after his or her prior death if death occurs before distributions begin (with later distribution allowed for a surviving spouse and with lifetime annuity-type payouts to any beneficiary permitted). Minimum required distributions from IRAs (other than Roth IRAs and education IRAs) are governed by similar rules (except that minimum distributions to the individual for whom the IRA is maintained must in all cases begin no later than the April 1 following the calendar year in which the individual attains age 70 1/2). Roth IRAs are not required to commence distributions upon the individual's attainment of age 70 1/2 but are subject to the foregoing post-death minimum distribution requirements upon the individual's death. Education IRAs are required to distribute the account balance within 30 days of the death of the designated beneficiary to the beneficiary's estate.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from the Sponsor, as well as from other brokerage firms, other financial institutions and others. Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

    Distributions received from a qualified retirement plan or IRA (other than an education IRA) before the employee attains age 59 1/2 are subject to a 10% additional tax on the amount includible in income unless the distribution is (i) made on or after the employee's death, (ii) attributable to his being disabled,
(iii) in the nature of a life annuity, (iv) made to the employee after separation from service after attainment of age 55, (v) made from an IRA after 1997 to pay certain qualified higher education expenses for the individual, his spouse or any child or grandchild, (vi) made from an IRA after 1997 to buy or construct a first home as a principal residence for the individual, his spouse or any child, grandchild or ancestor (up to $10,000), or (vii) made for other reasons specified in the law. Distributions from an education IRA in excess of qualified higher education expenses are subject to a 10% additional tax on the amount includible in income, unless the distribution is (i) made on or after the death of the designated beneficiary, (ii) attributable to the designated beneficiary's being disabled, or (iii) made on account of a scholarship or certain other educational assistance allowances. Qualifying distributions from a qualified retirement plan or from an IRA may, however, be rolled over or transferred to another qualified retirement plan or IRA under specified circumstances.

    The foregoing information is of a general nature, does not purport to be complete and relates only to the Federal income tax rules applicable to qualified retirement plans and IRAs. State and local tax rules and foreign tax regimes may treat qualified retirement plans and IRAs differently. Anyone contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust units should consult his, her or its tax advisor with respect to the tax consequences of any such action and the application of the foregoing general tax information to his, her or its particular situation.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE


    The Public Offering Price of the Units is calculated on each business day and is computed by adding to the aggregate market value (as set forth below) of the Portfolio Securities (as determined by the Trustee) and cash and other Trust assets less trust liabilities next computed after receipt of a purchase order, divided by the number of Units outstanding, the sales charge shown in "Summary of Essential Information". The Units outstanding may be split (or split in reverse). Commissions and any other transactional costs, if any, incurred by the Sponsor in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units will be added to the Public Offering Price. After the Initial Date of Deposit, a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend (other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units) is added to the Public Offering Price. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, an amount equal to the dividend that would be received if such stock were to receive a dividend will be added to the Public Offering Price. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit (set forth in the "Summary of Essential Information") in accordance with fluctuations in the aggregate market value of the Securities, the amount of available cash on hand in the Trust and the amount of certain accrued fees and expenses.



    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including the cost of the intial preparation of documents relating to the Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor as of the close of the initial offering period.



    As more fully described in the Indenture, the aggregate market value of the Securities is determined by the Trustee based on closing prices on the day the valuation is made as described under "Redemption--Computation of Redemption Price" or, if there are no such reported prices, by taking into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected subsequent to the last preceding determination.



    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($30.00 per 100 Units) from the aggregate sales charge. The Initial Sales Charge paid by a Unit Holder may be more or less than the Initial Sales Charge on the Date of Deposit because of the fluctuation of the value of the Securities from that on the Date of Deposit. The Deferred Sales Charge will initially be $30.00 per 100 Units but will be reduced each month by one twelfth; the Deferred Sales Charge will be paid through monthly payments of $2.50 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date as shown on the Summary of Essential Information through the sale of Securities on each such date or distribution of cash available for such payment. To the extent the entire Deferred Sales Charge has not been so paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $50,000 or more, the Initial Sales Charge is reduced on a graduated basis as shown below under "Volume Discount". Units purchased pursuant to the Reinvestment Program are subject only to any remaining Deferred Sales Charge payments (see "Reinvestment Program"). Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. Unit Holders acquiring Units of the Trust pursuant to an exchange of units of a different unit investment trust will not be charged an initial sales charge at the time of the exchange but such Units acquired will be subject to the Deferred Sales Charge.


PUBLIC DISTRIBUTION

    Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities will be distributed to the public by the Sponsor and through dealers at the Public Offering Price determined as provided above. Unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price determined as provided above.

    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers during the initial offering period will be made at prices which reflect a concession of 65% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made pursuant to distribution arrangements with certain banks and/or other entities subject to regulation by the Office of the Comptroller of the Currency which are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to such banks or entities in an amount equal to the fee customarily received by an agent for acting in such capacity in connection with the purchase of Units. The Glass-Steagall Act prohibits banks from underwriting certain securities, including Units of the Trust; however, this Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are impermissible under this Act. In Texas, as well as certain other states, any bank making Units available must be registered as a broker-dealer in that State. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET


    While not obligated to do so, it is the Sponsor's present intention to maintain, at its expense, a secondary market for Units of this series of the Dean Witter Select Equity Trust and to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor's Repurchase Price is computed by adding to the aggregate value of the Securities in the Trust, any cash on hand in the Trust including dividends receivable on stocks trading ex-dividend (other than money required to redeem tendered Units and cash deposited by the Sponsor to purchase Securities or cash held in the Reserve Account) and deducting therefrom expenses of the Trust, Sponsor, counsel and taxes, if any, and cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation; and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation. In addition, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of such Units will belong to the Sponsor.


    If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR


    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (for a description of such profit (or loss) and the amount of such difference on the Initial Date of Deposit see: "Schedule of Portfolio Securities"). The Sponsor may realize a similar profit (or loss) in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business and may be of benefit to the Sponsor.


    The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units (such prices include a sales charge) or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced, or may discontinue the discount altogether.


    The sales charge of 3.90% of the Public Offering Price will be reduced pursuant to the following graduated scale for sales to any person of at least $50,000 during the Initial Offering Period. The sales charge in the secondary market, which will be reduced pursuant to the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a public offering price of $1,000.00 per 100 units:



                                                           SALES CHARGE
                                          ----------------------------------------------
                                                                        PERCENT OF
                                                PERCENT OF          THE AMOUNT INVESTED
                                          PUBLIC OFFERING PRICE        IN SECURITIES
                                          ----------------------   ---------------------
Less than $50,000.......................              3.90%                    3.935%
$50,000 to $99,999......................              3.75                     3.784
$100,000 to $249,999....................              3.50                     3.532
$250,000 to $499,999....................              3.25                     3.280
$500,000 to $999,999....................              *                        *
$1,000,000 or more......................              *                        *



    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation (other than a dealer), in the amounts stated herein. *For purchases of $500,000.00 or more, the sales charge consists solely of a deferred charge of $30.00 per 100 units for a purchase of $500,000.00 to $999,999.99 and adjusted to total $20.00 per 100 units for a purchase of $1,000,000.00 or more.


    Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.


    The dealer concession will be 70% of the sales charge per Unit.


                                   REDEMPTION

RIGHT OF REDEMPTION


    One or more Units may be redeemed at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. A Unit Holder may tender its Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when a Unit Holder tenders its Units to the Trustee for redemption other than the payment of any Deferred Sales Charge then due.


    On the third business day following the tender to the Trustee of Units to be redeemed the Unit Holder will be entitled to receive monies per Unit equal to the Redemption Price per Unit as determined by the Trustee as of the Evaluation Time on the date of tender.

    The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following such presentation.

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

    (a) Units will be redeemed by the Trustee solely in cash for any one Unit Holder tendering less than 25,000 Units. With respect to redemption requests regarding at least 25,000 Units, the Sponsor may determine, in its discretion, to direct the Trustee to redeem Units "in kind" by distributing Portfolio Securities to the redeeming Unit Holder. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Unit Holders redeeming "in kind" will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined as of the Evaluation Time next following the tender as set forth herein under "Computation of Redemption Price" below. The distribution "in kind" for redemption of Units will be held by the Trustee for the account of, and for disposition in accordance with the instructions of, the tendering Unit Holder. The tendering Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities, plus cash equal to the Unit Holder's pro rata share of the cash balance of the Income and Principal Accounts and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. The Trustee, in connection with implementing the redemption "in kind," procedures outlined above, may make any adjustments necessary to reflect differences between the Redemption Price of Units and the value of the Securities distributed "in kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to the tendering Unit Holder, the Trustee is empowered to sell Securities in the Trust Portfolio in the manner discussed below. A Unit Holder receiving redemption distributions of Securities "in kind" may incur brokerage costs and odd-lot charges in converting Securities so received into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in kind" according to its usual practice.

    The portion of the Redemption Price which represents the Unit Holder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. The Trustee is authorized by the Agreement to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unit Holder may be more or less than the purchase price originally paid by such Unit Holder, depending on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. If not so instructed by the Sponsor, the Trustee will select the Securities to be sold so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (b) The Trustee will redeem Units in kind by an in kind distribution to The Chase Manhattan Bank as the Distribution Agent. A Unit Holder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the "In Kind Distribution") to Unit Holders will take the form of whole shares of Securities. Cash will be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

    Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unit Holder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unit Holder as follows:

    (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unit Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

    (ii) If the tendering Unit Holder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unit Holder together with certificates or book-entry credit to the account of the Unit Holder at the Sponsor representing whole shares of each of the Securities comprising the In Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents the Unit Holder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unit Holder may be more or less than the purchase price originally paid by such Unit Holder, depending on the value of the Securities in the Portfolio at the time of redemption.

    Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. If not so instructed by the Sponsor, the Trustee will select the Securities to be sold so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above (a) semiannually, on the last Business Day of each of the months of June and December, (b) on the day on which any Unit of the Trust is tendered for redemption (unless tender is made after the Evaluation Time on such day, in which case Tender shall be deemed to have been made on the next day subsequent thereto on which the New York Stock Exchange is open for trading) and (c) on any other Business Day desired by the Sponsor or the Trustee, (1) by adding:

        a. The aggregate value of Securities in the Trust, as determined by the Trustee;

        b. Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account;

        c.  All other assets of the Trust;

    (2) and then, by deducting from the resulting figure: amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account (as defined in the Agreement, the "Reserve Account"), amounts representing estimated accrued fees and expenses of the Trust (including legal and auditing expenses), amounts representing unpaid fees of the Trustee, the Sponsor and counsel, any remaining unpaid portion of the Deferred Sales Charge and monies held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation being made on the days or dates set forth above and then;


    (3) by dividing the result of the above computation by the total number of Units outstanding on the date of such Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect estimated costs of liquidating the Securities to meet the redemption.

    The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such valuation shall be based on the closing price on such exchange which is the principal market thereof and which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon (unless the Trustee deems such price inappropriate as a basis for valuation). If the Securities are not so listed, or, if so listed and the principal market is other than such exchange or there is no closing price on such exchange, such valuation shall be based on the closing price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for valuation) or if there is no such closing price, by any of the following methods which the Trustee deems appropriate: (i) on the basis of current bid prices of such Securities as obtained from investment dealers or brokers (including the Depositor) who customarily deal in securities comparable to those held by the Trust, or (ii) if bid prices are not available for any of such Securities, on the basis of bid prices for comparable securities, or (iii) by appraisal of the value of the Securities on the bid side of the market or by such other appraisal as is deemed appropriate, or (iv) by any combination of the above.

POSTPONEMENT OF REDEMPTION

    The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption (i) for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or (ii) for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or (iii) for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

                                EXCHANGE OPTION


    Unit Holders of any Morgan Stanley Dean Witter Select Trust or any holders of units of any other unit investment trust (collectively, "Holders") may elect to exchange any or all of their units for units of one or more of any series of the Morgan Stanley Dean Witter Select Equity Trust or for units of any other Morgan Stanley Dean Witter Select Trusts, that may from time to time be made available for such exchange by the Sponsor (the "Exchange Trusts"). Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. Such units may be acquired at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option. The following Exchange Trusts are currently available: the Dean Witter Select Municipal Trust, the Dean Witter Select Government Trust, the Morgan Stanley Dean Witter Select Equity Trust, the Dean Witter Select Investment Trust and the Dean Witter Select Corporate Trust.


    Each Exchange Trust has different investment objectives: a Holder should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective prior to exercise of this option.

    This option will be available provided the Sponsor maintains a secondary market in units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which the Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date in which a Holder wishes to sell or exchange Units; thus, there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. Sixty days notice will be given prior to the date of the termination of or a material amendment to the Exchange Option except that no notice need be given in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to a Unit Holder at the time such Unit Holder wishes to exercise such option, the Unit Holder will be immediately notified and no action will be taken with respect to such tendered Units without further instruction from the Unit Holder.

    Exchanges will be affected in whole units only. Any excess proceeds from the surrender of a Unit Holder's Units will be returned. Alternatively, Unit Holders will be permitted to make up any difference between the amount representing the Units being submitted for exchange and the amount representing the units being acquired up to the next highest number of whole units.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange, except that, upon an exchange of Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that the underlying securities in each Trust are substantially identical and the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, a Unit Holder may notify the Sponsor that the Unit Holder desires to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The proceeds of the Units surrendered will be deposited in the Unit Holder's brokerage account at the Sponsor and may be withdrawn at any time. Cash from the account will be utilized to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. A Unit Holder may revoke the order to purchase at any time prior to the purchase on the thirty-first day by calling his financial advisor. Units will be purchased at a price based upon the net asset value per unit plus the applicable sales charge of 2.0%. However, there can be no assurance that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter, which units will be sold by the Sponsor based on the net asset value on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If units are not held in the Sponsor's inventory on the 31st day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, units of the Exchange Trust will not be purchased and the cash will remain in the Unit Holder's account. A Unit Holder who exchanges Units of one Trust for units of another Trust should consult his or her tax advisor regarding the extent to which such exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, a Unit Holder should notify the Sponsor of the desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which the Units are to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. Units of the Exchange Trust will be sold to the Unit Holder at a price equal to the net asset value based on the offering or bid side evaluation (as applicable) per unit of the securities in the Exchange Trust's Portfolio, plus accrued interest, if any, and the applicable sales charge of 2.0% of the Public Offering Price per Unit. If the Exchange Trust is a series of Morgan Stanley Dean Witter Select Equity Trust the applicable sales charge on such Trust will be the Deferred Sales Charge of such Trust which may be more or less than 2.0% of the Public Offering Price.


                              REINVESTMENT PROGRAM


    Unit Holders may elect to have the distributions with respect to their Units automatically reinvested in additional Units of the Trust subject only to any remaining portions of the Deferred Sales Charge. (Reinvestment Units are not subject to the Initial Sales Charge.) The Unit Holder may participate in the Trust's reinvestment program (the "Program") by filing with the Trustee a written notice of election. The Unit Holder's completed notice of election to participate in the Program must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect as to such distribution. Elections may be modified or revoked on similar notice.


    Such distributions, to the extent reinvested in the Trust, will be used by the Trustee at the direction of the Sponsor in one or both of the following manners. (i) The distributions may be used by the Trustee to purchase Units of this Series of the Trust held in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program.
(ii) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust (as described in "Prospectus Part B--Introduction.") The additional Securities with any necessary cash will be deposited by the Sponsor with the Trustee in exchange for new Units. The distributions may then be used by the Trustee to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. (See "Public Offering of Units--Public Offering Price.") The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or it is no longer deemed practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or credited at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at such price, the Trustee will distribute such cash to Unit Holders. The cost of administering the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement and vested with all right, title and interest in the Trust created therein. A Unit Holder may at any time tender its Units to the Trustee for redemption.

    Unit Holders are required to hold their Units in uncertificated form. The Trustee will credit a Unit Holder's account with the number of Units held by the Unit Holder. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer and any sums payable for taxes or other governmental charges imposed upon these transactions and compliance with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. (See: "Administration of the Trust--Amendment" and "Administration of the Trust--Termination".) Unit Holders shall have no right to control the operation or administration of the Trust in any manner, except upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement; however, no Unit Holder shall ever be under any liability to any third party for any action taken by the Trustee or Sponsor. Unit Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust, and will vote such Securities in accordance with the instructions of the Sponsor, if given, otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES


ORGANIZATION COSTS



    All or a portion of the organization costs and charges incurred in connection with the establishment of the Trust including the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses will be borne by the Unit Holders. Advertising and selling expenses will be paid by the Sponsor at no cost to the Trust.



TRUST FEES AND EXPENSES


    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". Certain regular expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust.


    The estimated annual Trust expenses are listed in Part A--Summary of Essential Information; if actual expenses exceed the estimated amounts such excess will be borne by the Trust.


    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are paid quarterly from the Income Account, to the extent funds are available and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The following additional charges are or may be incurred by the Trust as more fully described in the Indenture and Agreement: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust, and (h) brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth herein are payable out of the Trust and when so paid by or owing to the Trustee are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 4 New York Plaza, New York, New York 10004. These records and accounts will be available for inspection by Unit Holders at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

DISTRIBUTION

    Dividends payable to the Trust as a holder of record of its Securities are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends. Other receipts, including return of investment and gain and amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio, are credited to a Principal Account. Any distribution for each Unit Holder as of a Record Date will be made on the next following Distribution Date or shortly thereafter and shall consist of an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus such Holder's pro rata share of the distributable cash balance of the Principal Account. Proceeds received from the disposition of any of the Securities which are not used for redemption of Units will be held in the Principal Account to be distributed on the Distribution Date following receipt of such proceeds. No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units outstanding. A Reserve Account may be created by the Trustee by withdrawing from the Income or Principal Accounts, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture are non-interest bearing to Unit Holders.


    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.50 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor.


    The Trustee will follow a policy that it will place securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor may act as broker therein and receive commissions thereon if the Trustee expects thereby to obtain favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

PORTFOLIO SUPERVISION


    The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, split-off or split-up by the issuer of a Security included in the original portfolio, the Trust may hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits. The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described below are governed solely by the provisions of the Indenture and Agreement. The Sponsor may direct the Trustee to dispose of Securities upon failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends, institution of certain materially adverse legal proceedings, default under certain documents materially and adversely affecting future declaration or payment of dividends, or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detrimental to the interests of the Unit Holders. The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and deposited in order to create additional Units, is prohibited. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments selected by the Sponsor which will include only negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and U.S. Treasury notes or bills (which shall be held until the maturity thereof) each of which matures prior to the earlier of the next following Distribution Date or 90 days after receipt, the principal thereof and interest thereon (to the extent such interest is not used to pay Trust expenses) to be distributed on the earlier of the 90th day after receipt or the next following Distribution Date.



    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform such other reviews and procedures as it may deem necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, required by the Indenture and Agreement. For the administrative services performed in making such recommendations and giving such consents and directions, and in making the reviews called for in connection therewith the Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information".

VOTING OF THE PORTFOLIO SECURITIES

    Pursuant to the Indenture and Agreement, voting rights with respect to the Portfolio Securities and Replacement Securities, if any, will be exercised by the Trustee in accordance with the Indenture or the directions given by the Sponsor.

REPORTS TO UNIT HOLDERS


    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities (including the sale of any Securities to pay portions of the Deferred Sales Charge), expressed in each case as a dollar amount per Unit.


    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during such calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

           (a) the amount of income received on the Securities;

           (b) the amount paid for redemption of Units;

           (c) the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;


           (d) the deductions of portions of the Deferred Sales Charge;



           (e) the amounts distributed from the Income Account;



           (f)  any other amount credited or deducted from the Income Account;
       and



           (g) the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.


        2.  The following information:

           (a) a list of the Securities as of the last business day of such calendar year;

           (b) the number of Units outstanding as of the last business day of such calendar year;

           (c) the Unit Value (as defined in the Agreement) based on the last Evaluation made during such calendar year; and

           (d) the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

AMENDMENT

    The Indenture and Agreement may be amended from time to time by the Trustee and the Sponsor or their respective successors, without the consent of any of the Unit Holders (a) to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein; (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency exercising similar authority; or (c) to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders; provided, that the Indenture and Agreement may also be amended from time to time by the parties thereto (or the performance of any of the provisions of this Indenture and Agreement may be waived) with the expressed written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders; provided, further however, that the Indenture and Agreement may not be amended (nor may any provision thereof be waived) so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part II of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of Additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of such period. Additionally, if the value of the Trust as shown by any Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and thereafter, the Trustee will, if directed by the Sponsor in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive their final distributions (that is, their pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses) according to their Election Instructions. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to the Unit Holder in units of a subsequent series of the Dean Witter Select Equity Trust as designated by the Sponsor (the "New Series") if such New Series is offered at such time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be deemed to have elected a cash distribution.

    CASH OR "IN KIND" DISTRIBUTIONS. Unit Holders holding Units at termination will receive distributions in respect of their Units in cash, unless they indicate to the Trustee that they wish to receive termination distributions "in kind", by returning to the Trustee properly completed Election Instructions distributed by the Trustee to such Unit Holders of record 45 days prior to the Termination Date. No minimum number of Units are needed to elect an in kind distribution. The Trustee will duly honor such election instructions received on or before the In Kind Distribution Date. Such Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. A Unit Holder receiving distributions of Securities "in kind" may incur brokerage and odd-lot costs in converting Securities so received into cash. The Trustee will transfer the Securities to be delivered in kind to the account of, and for disposition in accordance with the instructions of, the Unit Holder.


    ROLLOVER OPTION. A Unit Holder may elect to invest the distributions attributable to the Unit Holder in units of a New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options to invest in a subsequent series of the Trust will be exercisable as respects termination distributions from each New Series of the Trust approximately 2 years after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to exercise this option will be treated as an indication of interest only. At any time prior to the purchase by a Unit Holder of units of a New Series, such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture, which provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". Daily proceeds of such sales will be deposited into the Trust, will be held in a non-interest bearing account until distributed and will be of benefit to the Trustee. The sales of Portfolio Securities may tend to depress the market prices for such Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that such procedures will effectively mitigate any adverse price consequences of heavy volume trading or that such procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    The Trustee will, after deduction of brokerage charges and costs incurred in connection with the sale of Securities, any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unit Holder after due notice of such termination, such Unit Holder's pro rata share in the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder for Units.

    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received an exemptive order under
Section 11(c) which it believes permits it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities in the Trust, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Securities by the Trustee. However, the Trustee shall be liable for wilful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or the interest thereon. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without negligence, bad faith, wilful misconduct, wilful misfeasance or reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the same with the Sponsor and mailing a copy of such notice of resignation to all Unit Holders then of record. Upon receiving such notice the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or upon the determination of the Sponsor to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee no successor has been appointed or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Nor shall the Sponsor be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for its own wilful misfeasance, wilful misconduct, bad faith, gross negligence or reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor shall resign under the Agreement or shall fail or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Agreement directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                 MISCELLANEOUS

SPONSOR


    Dean Witter Reynolds Inc. ("Dean Witter") is a corporation organized under the laws of the State of Delaware and is a principal operating subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"), a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form MSDW. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as a broker in securities and commodities, a dealer in corporate, municipal, and government securities, an investment banker, an investment adviser, and an agent in the sale of life insurance and various other products and services. Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Dean Witter is currently servicing its clients through a network of more than 350 domestic and international offices with approximately 10,000 account executives servicing individual and institutional client accounts.


TRUSTEE

    The Trustee is The Chase Manhattan Bank, a New York Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, 4 New York Plaza, New York, New York 10004.

LEGAL OPINIONS

    The legality of the Units offered hereby has been passed upon by Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                                    AUDITORS


    The Statement of Financial Condition and Schedule of Portfolio Securities of this series of the Morgan Stanley Dean Witter Select Equity Trust included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report as set forth in Part A of this Prospectus, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN PARTS A AND B OF THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. PARTS A AND B OF THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                               TABLE OF CONTENTS


                                                                        PAGE
                                                                        -----
PART A
Summary of Essential Information......................................      i
Independent Auditors' Report..........................................     xi
Statement of Financial Condition......................................    xii
Schedule of Portfolio Securities......................................    xiv
PART B
Introduction..........................................................      1
The Trust.............................................................      3
    Objectives and Securities Selection...............................      3
    Summary Description of the Portfolio..............................      3
    Risk Factors--Special Considerations..............................      4
    Distribution......................................................      8
Tax Status of the Trust...............................................      8
Retirement Plans......................................................     10
Public Offering of Units..............................................     11
    Public Offering Price.............................................     11
    Public Distribution...............................................     12
    Secondary Market..................................................     13
    Profit of Sponsor.................................................     13
    Volume Discount...................................................     14
Redemption............................................................     14
    Right of Redemption...............................................     14
    Computation of Redemption Price...................................     16
    Postponement of Redemption........................................     17
Exchange Option.......................................................     17
Reinvestment Program..................................................     19
Rights of Unit Holders................................................     19
    Unit Holders......................................................     19
    Certain Limitations...............................................     20
Expenses and Charges..................................................     20
    Organization Costs................................................     20
    Trust Fees and Expenses...........................................     20
    Other Charges.....................................................     21
    Payment...........................................................     21
Administration of the Trust...........................................     21
    Records and Accounts..............................................     21
    Distribution......................................................     21
    Portfolio Supervision.............................................     22
    Voting of the Portfolio Securities................................     23
    Reports to Unit Holders...........................................     23
    Amendment.........................................................     23
    Termination.......................................................     24
Resignation, Removal and Liability....................................     25
    Regarding the Trustee.............................................     25
    Regarding the Sponsor.............................................     26
Miscellaneous.........................................................     26
    Sponsor...........................................................     26
    Trustee...........................................................     26
    Legal Opinions....................................................     26
Auditors..............................................................     27


      37272


[LOGO] MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST



REIT PORTFOLIO SERIES 98

------------------------
(A Unit Investment Trust)


-------------------------------------------


[LOGO] MORGAN STANLEY DEAN WITTER

-------------------------------------------

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for Investors who will reinvest into subsequent series of the Trust. In such cases, Investors should note that:

    Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


    MORGAN STANLEY DEAN WITTER IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

          PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

              CONTENTS OF REGISTRATION STATEMENT

       This registration statement on Form S-6 comprises the fol-lowing documents:

       The facing sheet.

       The Cross Reference Sheet.

       The Prospectus.

       The signatures.

       Written consents of the following persons:

            .  Cahill Gordon & Reindel (included in Exhibit 5)

            .  Deloitte & Touche LLP

          The following Exhibits:

  ***EX-3(i)    Certificate of Incorporation of Dean Witter Reynolds Inc.

  ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

    *EX-4.1     Trust Indenture and Agreement, dated January 22, 1991.

    *EX-4.15    Amendment to Exhibit 4.1 dated December 30, 1997.

   **EX-4.2     Draft of Reference Trust Agreement.

*****EX-4.3     Amendment dated July 18, 1995 to Trust Indenture and
                Agreement dated January 22, 1991.

 ****EX-5 Opinion of counsel as to the legality of the securities being registered.

 ****EX-23.1    Consent of Independent Auditors.

 ****EX-23.2    Consent of Cahill Gordon & Reindel
                (included in Exhibit 5).

   **EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

 ****EX-27      Financial Data Schedule.

     EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pur-suant to Rules 15b1-1 and 15b3-1 under the Securities Ex-change Act of 1934 (1934 Act File No. 8-14172).

--------------------

* The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securi-ties and Exchange Commission as an exhibit to the Registra-
    tion Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**    Previously filed.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****  To be filed by amendment.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Dean Witter Select Eq-uity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.

                          SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, REIT Portfolio Series 98, has duly caused this Amend-ment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 30th day of September, 1998.


                              MORGAN STANLEY DEAN WITTER SELECT
                              EQUITY TRUST,
                              REIT PORTFOLIO SERIES 98

                              (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)



                                   /s/Thomas Hines
                                   ------------------------------
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Deposi-tor, by the following person in the following capacities and by the following persons who constitute a majority of the Deposi-tor's Board of Directors in the City of New York, and State of New York, on this 30th day of September, 1998.

                              DEAN WITTER REYNOLDS INC.

Name                          Office
----                          ------
Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director        )
Richard M. DeMartini          Director
Robert J. Dwyer               Director
Christine A. Edwards          Director
James F. Higgins              Director
Mitchell M. Merin             Director
Stephen R. Miller             Director
Richard F. Powers III         Director
Thomas C. Schneider           Director
William B. Smith              Director

                              By:  /s/Thomas Hines
                                   ------------------------------
                                   Thomas Hines
                                   Attorney-in-fact*

--------------------

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499 and the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Inter-national Series 95-1, File No. 33-56389.

                         Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933

Exhibit No.         Document
-----------         --------
     ***EX-3(i)     Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

     ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Janu-ary 22, 1991.

       *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                    1997

      **EX-4.2      Draft of Reference Trust Agreement.

   *****EX-4.3      Amendment dated July 18, 1995 to Trust In-
                    denture and Agreement dated January 22,
                    1991.

    ****EX-5 Opinion of counsel as to the legality of the securities being registered.

    ****EX-23.1     Consent of Independent Auditors.

    ****EX-23.2     Consent of Cahill Gordon & Reindel
                    (included in Exhibit 5).

      **EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter
                    Reynolds Inc.

    ****EX-27       Financial Data Schedule.

        EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form
                    BD filed by Dean Witter Reynolds Inc. pur-suant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act
                    File No. 8-14172).

--------------------

* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Equity In-vestment Trust, Selected Opportunities Series 4, Registra-tion no. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**   Previously filed.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Se-lect Equity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.